Delisting Determination,The Nasdaq Stock Market, LLC,
November 5, 2010, Irvine Sensors Corporation. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Irvine Sensors Corporation (the Company), effective at the opening of the trading session on November 15, 2010. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2). The Company was notified of the Staffs determination on March 16, 2010.
The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issed a decision dated June 8, 2010, granting the Company continued listing pursuant to an exception through September 13, 2010, by which date the Company was required to regain compliance with Listing Rule 5550(a)(2). However, the Company did not regain compliance by that date. On September 9, 2010, the Panel notified the Company that trading in the Companys securities would be suspended on September 13, 2010. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on October 25, 2010.